                                                                    Exhibit 99.1


TRANSTEL S.A. ENTERS INTO FORBEARANCE AGREEMENT

     Cali, Colombia, April 11, 2001 - TRANSTEL S.A. today announced that it has entered into a Forbearance Agreement with Certificateholders who hold approximately 61% of the outstanding principal amount of 12 1/2% Pass Through Trust Certificates (the "Executing Certificateholders"). The Executing Certificateholders have agreed to forbear from declaring or causing to be declared an Event of Default until October 31, 2001, in respect of Transtel's failure to pay in full its November 1, 2000 interest payment, its potential failure to pay its May 1, 2001 interest payment, and certain defaults and potential defaults relating to reporting requirements. The Forbearance Agreement is subject to various conditions, including, Transtel's obligation to pay all its available cash flow each week in satisfaction of any delayed interest payment, but in no event less than $2,000,000 every 30 days, and the absence of any material change in the Company's operations, available cash flow, properties or assets. Such payments by Transtel will be applied pro rata to all outstanding Certificates but the agreement to forbear is not binding on the Certificateholders who have not executed the Forbearance Agreement.

     Transtel is the largest private telephone company in Colombia, providing telephone services to both business and residential subscribers. Transtel currently owns and operates local telephone systems serving eight cities, with an aggregate population of approximately 3.1 million people, primarily located in the southwestern region of Colombia.

Contacts:
Guillermo Lopez
Transtel S.A. International
(011 572) 680-8801

Kelly Keisling
Golin/Harris International
(212) 697-9191
kkeisling@golinharris.com